ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Original signed by “David D.Cates”	Original signed by “Gabriel (Mac) McDonald”
David D. Cates	Gabriel (Mac) McDonald
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer

March 8, 2018

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Denison Mines Corp.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated statements of financial position of Denison Mines Corp. and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada
March 8, 2018.

We have served as the Company's auditor since at least 1996. We have not determined the specific year we began serving as auditor of the Company.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars except for share amounts)	At December 31 2017	At December 31 2016
ASSETS
Current
Cash and cash equivalents (note 6)	$2,898	$11,838
Investments (note 9)	30,136	-
Trade and other receivables (note 7)	3,819	2,403
Inventories (note 8)	2,753	2,381
Prepaid expenses and other	529	491
	40,135	17,113
Non-Current
Inventories-ore in stockpiles (note 8)	1,672	1,562
Investments (note 9)	5,866	3,760
Investments in associates (note 10)	4,203	4,692
Restricted cash and investments (note 11)	9,712	2,314
Property, plant and equipment (note 12)	198,480	187,982
Total assets	$260,068	$217,423

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,588	$4,141
Current portion of long-term liabilities:
Deferred revenue (note 13)	2,498	-
Post-employment benefits (note 14)	199	186
Reclamation obligations (note 15)	653	810
Other liabilities (note 16)	3,057	2,123
	10,995	7,260
Non-Current
Deferred revenue (note 13)	27,181	-
Post-employment benefits (note 14)	1,687	1,646
Reclamation obligations (note 15)	22,071	20,155
Other liabilities (note 16)	-	630
Deferred income tax liability (note 17)	14,182	15,021
Total liabilities	76,116	44,712

EQUITY
Share capital (note 18)	1,151,927	1,140,631
Share purchase warrants (note 19)	333	-
Contributed surplus (note 20)	55,165	54,306
Deficit	(975,608)	(961,440)
Accumulated other comprehensive loss (note 21)	(47,865)	(60,786)
Total equity	183,952	172,711
Total liabilities and equity	$260,068	$217,423

Issued and outstanding common shares (note 18)	559,183,209	540,722,365
Commitments and contingencies (note 26) Subsequent events (note 28)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

“Signed”	“Signed”
William A. Rand	Catherine J.G. Stefan
Director	Director

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
	Year Ended
	December 31	December 31
(Expressed in thousands of U.S. dollars except for share and per share amounts)	2017	2016

REVENUES (note 23)	$11,085	$13,833

EXPENSES
Operating expenses (note 22, 23)	(10,616)	(10,622)
Exploration and evaluation (note 23)	(12,834)	(11,196)
General and administrative (note 23)	(5,858)	(4,420)
Impairment reversal (expense) (note 12)	246	(2,320)
Foreign exchange	(611)	(1,477)
Other income (note 22)	2,210	906
	(27,463)	(29,129)
Loss before finance charges, equity accounting	(16,378)	(15,296)

Finance expense (note 22)	(858)	(811)
Equity share of income (loss) of associate (note 10)	(489)	453
Loss before taxes	(17,725)	(15,654)
Income tax recovery (expense) (note 17):
Deferred	3,638	3,955
Loss from continuing operations	(14,087)	(11,699)
Net loss from discontinued operations (note 5)	(81)	(5,644)
Net loss for the period	$(14,168)	$(17,343)

Other comprehensive income (loss) (note 21):
Items that may be reclassified to loss:
Unrealized gain (loss) on investments-net of tax
Continuing operations	4	3
Unamortized experience gain – post employment liability
Continuing operations	-	428
Foreign currency translation change
Continuing operations	12,917	6,155
Discontinued operations	-	6,220
Comprehensive loss for the period	$(1,247)	$(4,537)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.03)	$(0.02)
Discontinued operations	$0.00	$(0.01)
All operations	$(0.03)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	555,263	529,053

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
	Year Ended
	December 31	December 31
(Expressed in thousands of U.S. dollars)	2017	2016

Share capital (note 18)
Balance-beginning of period	$1,140,631	$1,130,779
Shares issued-net of issue costs	13,955	8,841
Flow-through share premium	(2,839)	(1,843)
Shares issued on acquisition of Hook Carter property (note 12)	-	2,854
Share options exercised-cash	70	-
Share options exercised-non cash	110	-
Balance-end of period	1,151,927	1,140,631

Share purchase warrants (note 19)
Balance-beginning of period	-	-
Warrants issued in connection with APG Arrangement (note 13)	333	-
Balance-end of period	333	-

Contributed surplus (note 20)
Balance-beginning of period	54,306	53,965
Stock-based compensation expense	969	341
Share options exercised-non-cash	(110)	-
Balance-end of period	55,165	54,306

Deficit
Balance-beginning of period	(961,440)	(944,097)
Net loss	(14,168)	(17,343)
Balance-end of period	(975,608)	(961,440)

Accumulated other comprehensive loss (note 21)
Balance-beginning of period	(60,786)	(73,592)
Unrealized gain (loss) on investments	4	3
Unamortized experience gain – post employment liability	-	428
Foreign currency translation	12,917	13,012
Foreign currency translation realized in net income (loss)	-	(637)
Balance-end of period	(47,865)	(60,786)

Total Equity
Balance-beginning of period	$172,711	$167,055
Balance-end of period	$183,952	$172,711

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow
	Year Ended
	December 31	December 31
(Expressed in thousands of U.S. dollars)	2017	2016
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(14,168)	$(17,343)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	4,628	4,024
Impairment expense (reversal) (note 12)	(246)	2,320
Stock-based compensation (note 20)	969	341
Recognition of deferred revenue (note 13)	(2,114)	-
Losses on reclamation obligation revisions (note 15)	56	461
Gain on extinguishment of toll milling liability (note 16, 22)	(679)	-
Loss on divestiture of Africa Mining Division (note 5)	81	102
Losses (gains) on property, plant and equipment disposals (note 22)	(21)	113
Gains on investments (note 22)	(1,891)	(1,473)
Equity loss of associate (note 10)	751	96
Dilution gain of associate (note 10)	(262)	(549)
Non-cash inventory adjustments and other	136	-
Deferred income tax recovery (note 17)	(3,638)	(3,955)
Foreign exchange losses (note 5)	611	6,631
Deferred revenue cash receipts (note 13)	30,201	-
Post-employment benefits (note 14)	(130)	(137)
Reclamation obligations (note 15)	(754)	(502)
Change in non-cash working capital items (note 22)	(1,150)	1,741
Net cash provided by (used in) operating activities	12,380	(8,130)

INVESTING ACTIVITIES
Divestiture of asset group, net of cash and cash equivalents divested:
Africa Mining Division (note 5)	(81)	(830)
Sale of investments (note 9)	1,967	8,523
Purchase of investments (note 9)	(29,889)	(500)
Expenditures on property, plant and equipment (note 12)	(836)	(1,266)
Proceeds on sale of property, plant and equipment	186	55
Increase in restricted cash and investments	(6,849)	(195)
Net cash provided by (used in) investing activities	(35,502)	5,787

FINANCING ACTIVITIES
Issuance of debt obligations (note 16)	-	312
Repayment of debt obligations (note 16)	(282)	(348)
Issuance of common shares for:
New share issues-net of issue costs (note 18)	13,955	8,841
Share options exercised (note 18)	70	-
Net cash provided by financing activities	13,743	8,805

Increase (decrease) in cash and cash equivalents	(9,379)	6,462
Foreign exchange effect on cash and cash equivalents	439	9
Cash and cash equivalents, beginning of period	11,838	5,367
Cash and cash equivalents, end of period	$2,898	$11,838
Supplemental cash flow disclosure (note 22)

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated financial statements for the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, including acquisition, exploration and development of uranium properties, extraction, processing and selling of uranium.

The Company has a 63.3% interest in the Wheeler River Joint Venture (“WRJV”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 13). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8“) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

References to “2017” and “2016” refer to the year ended December 31, 2017 and the year ended December 31, 2016 respectively.

2.
BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on March 8, 2018.

3.
ACCOUNTING POLICIES AND COMPARATIVE NUMBERS

Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)
Consolidation

The financial statements of the Company include the accounts of DMC and its subsidiaries and joint operations. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Joint operations include various mineral property interests which are held through option or contractual agreements. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

(b) Investment in associates

An associate is an entity over which the Company has significant influence and is neither a subsidiary, nor an interest in a joint operation. Significant influence is the ability to participate in the financial and operating policy decisions of the entity without having control or joint control over those policies.

Associates are accounted for using the equity method. Under this method, the investment in associates is initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the associate as if the associate had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition. Dilution gains or losses arising from changes in the interest in investments in associates are recognized in the statement of income or loss.

The Company assesses at each period-end whether there is any objective evidence that an investment in an associate is impaired. If impaired, the carrying value of the Company's share of the underlying assets of the associate is written down to its estimated recoverable amount, being the higher of fair value less costs of disposal or value in use, and charged to the statement of income or loss.

(c)
Foreign currency translation

(i)
Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into U.S. dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

(ii)
Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

(d)
Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(e) Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)
Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss in the period in which they arise.

(ii)
Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income or loss. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income or loss to the statement of income or loss.

(iii)
Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that are intended to be held to maturity. Held-to-maturity investments are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment.

(iv)
Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)
Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows:

(i)
“Trade and other receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income through finance income (expense), as applicable;
(ii)
Some of “Investments” are classified as FVPL and any period change in fair value is recorded in net income within other income (expense). The remaining investments are classified as available-for-sale and any period change in fair value is recorded in other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in net income within other income (expense) in the period of impairment;
(iii)
“Restricted cash and investments” is classified as held-to-maturity investments; and
(iv)
“Accounts payable and accrued liabilities” and “Debt obligations” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income through finance income (expense), as applicable.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(f)
Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the debtor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and (iv) in the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)
Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)
Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(g)
Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(h)
Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures incurred by the Company that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in the statement of income or loss as a component

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.
Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other	3 - 5 years;

(i)
Mineral property acquisition, exploration, evaluation and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration expenditures are expensed as incurred.

Evaluation expenditures are expensed as incurred, until an area of interest is considered by management to be sufficiently advanced. Once this determination is made, the area of interest is classified as an evaluation stage mineral property, a component of the Company’s mineral properties, and all further non-exploration expenditures for the current and subsequent periods are capitalized. These expenses include further evaluation expenditures such as mining method selection and optimization, metallurgical sampling test work and costs to further delineate the ore body to a higher confidence level.

Once commercial and technical viability has been established for a property, the property is classified as a development stage mineral property and all further development costs are capitalized to the asset. Further development costs include costs related to constructing a mine, such as shaft sinking and access, lateral development, drift development, engineering studies and environmental permitting, infrastructure development and the costs of maintaining the site until commercial production.

Such capital costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development stage mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Proceeds received from the sale of an interest in a property are credited against the carrying value of the property, with any difference recorded as a gain or loss on sale.

(j)
Impairment of non-financial assets

Property, plant and equipment assets are assessed at the end of each reporting period to determine if there is any indication that the asset may be impaired. If any such indication exists, an estimate of the recoverable amount of the asset is made. For the purpose of measuring recoverable amounts, assets are grouped at the lowest level, or cash generating unit (“CGU”), for which there are separately identifiable cash inflows. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Mineral property assets are tested for impairment using the impairment indicators under IFRS 6 “Exploration for and Evaluation of Mineral Resources” up until the commercial and technical feasibility for the property is established. From that point onwards, mineral property assets are tested for impairment using the impairment indicators of IAS 36 “Impairment of Assets”.

(k)
Deferred revenue – toll milling

Deferred revenue associated with toll milling services consists of an upfront cash payment received by the Company in exchange for the monetization of its rights to proceeds from future toll milling activities under the applicable toll milling agreement. The Company recognizes revenue on a pro-rata basis, based on the actual

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

cash receipts from toll milling received in the period as a percentage of the total undiscounted cash receipts expected to be received under the applicable toll milling agreement.

(l)
Employee benefits

(i)
Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Experience gains and losses are being deferred as a component of accumulated other comprehensive income or loss and are adjusted, as required, on the obligations re-measurement date.

(ii)
Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(iii)
Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(m)
Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred and if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of income or loss. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of income or loss.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(n)
Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(o)
Current and deferred Income tax

Current income tax payable is based on taxable income for the period. Taxable income differs from income as reported in the statement of income or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income taxes are accounted for using the balance sheet liability method. Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Computed deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(p)
Flow-through common shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the Canadian income tax deductions relating to these expenditures are claimable by the subscribers and not by the Company. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium when the shares are issued, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation of the tax deduction to the flow-through shareholders, is recorded - with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation to its subscribers – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

(q)
Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company. This is generally the case once delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectibility is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility.

Revenue from toll milling services which have not been monetized is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred, using billing formulas included in the applicable toll milling agreement.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized on the date when title of the U3O8 and UF6 passes.

(r)
Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net income or loss for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

(s)
Discontinued operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net income or loss of a discontinued operation and any gain or loss on disposal are combined and presented as net income or loss from discontinued operations, net of tax, in the statement of income or loss.

New accounting pronouncements and accounting policy changes for fiscal 2018

The Company will adopt the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2018:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”), which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

Denison will adopt IFRS 9 on January 1, 2018 and has identified certain modifications to the Company’s current accounting policies that are expected to be required. Notable changes include (1) investments in equity securities currently being accounted for as fair value through other comprehensive income will need to be accounted for as fair value through profit and loss under IFRS 9, and (2) impairments on loan and receivables currently being recognized when there is objective evidence of impairment will need to be recognized based upon an expected credit loss model under IFRS 9.

Neither of these changes are significant in amount and the adoption of IFRS 9 will not have a material impact on Denison’s reported financial results.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11”Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company has reviewed its contracts with customers and does not expect that the timing or amounts of revenue currently recognized related to its UPC management services and DES care and maintenance contracts will be impacted by the transition to IFRS 15. It is anticipated, however, that the revenue associated with the arrangement with Anglo Pacific Group PLC and its subsidiaries (see note 4 and 13) will be impacted by the adoption of IFRS 15 resulting from the fact that there is a significant financing component in the contract as defined by IFRS 15. It is expected that the finance costs and revenue will increase on adoption of this standard. The Company will use the modified retrospective approach of adoption.

The Company will adopt the following accounting policy change effective for reporting periods beginning on or after January 1, 2018:

Foreign Currency Translation – Presentation Currency

The Company will change its presentation currency from U.S dollars to Canadian dollars effective for reporting periods of the Company after January 1, 2018. Comparative periods will be restated to reflect the changes.

New accounting pronouncements effective for periods after fiscal 2018

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2019:

International Financial Reporting Standard 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 which replaces existing standards and interpretations under IAS 17 “Leases”. IFRS 16 requires all leases, including financing and operating leases, to be reported on the balance sheet with the intent of providing greater transparency on a company’s lease assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company has not evaluated the impact of adopting this standard and will not adopt the standard early.

Comparative numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)
Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(b)
Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

(c)
Deferred revenue – toll milling

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly-owned subsidiaries (collectively “APG”). Under the arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV (see note 13) for an upfront cash payment. The arrangement consisted of a loan structure and a stream arrangement (collectively, the “APG Arrangement”). Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (i.e. debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U3O8 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No warranty of the future rate of production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

(d)
Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(e)
Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

5.
DISCONTINUED OPERATIONS

Discontinued operation – Africa Mining Division

On June 10, 2016, the Company completed a transaction with GoviEx Uranium Inc. (“GoviEx”) to sell its mining assets and operations located in Africa (the “Africa Mining Division”). The primary assets of the African Mining Division at that time were the mineral property rights for the Falea, Mutanga and Dome projects.

Under the terms of the transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp, which held all of the assets of the African Mining Division, in exchange for 56,050,450 common shares (the “Consideration Shares”) of GoviEx plus 22,420,180 share purchase warrants (the “Consideration Warrants”). Each Consideration Warrant is convertible into one common share of GoviEx for a period of three years at a price of $0.15 per share. The Consideration Warrants include an acceleration clause based on GoviEx’s share price, which, if triggered, give the holders 30 days within which to exercise the Consideration Warrants under the terms outlined above. If the holders do not exercise within that period, the exercise price of the Consideration Warrants increases to $0.18 per share and the term is reduced by six months.

At closing, Denison ensured that the Africa Mining Division was capitalized with a minimum working capital of $700,000 and it provided the lead order, representing approximately 22.7% of the total financing, in a concurrent equity financing by GoviEx done in conjunction with the transaction. Under the concurrent equity financing by GoviEx, Denison acquired an additional 9,093,571 units of GoviEx for $500,000. Each unit consists of one common share (“Concurrent Share”) and one common share purchase warrant (“Concurrent Warrant”). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years at a price of $0.12 per share until June 10, 2018 and $0.14 per share thereafter. The Concurrent Warrants include an acceleration clause based on GoviEx’s share price, which, if triggered, give the holders 60 days within which to exercise the Concurrent Warrants under the terms outlined above. If the holders do not exercise within that period, the Concurrent Warrants will expire unexercised.

Immediately after the completion of the transaction and concurrent equity financing, Denison had 65,144,021 of the outstanding shares of GoviEx (which equated to approximately 24.59% of GoviEx’s issued and outstanding shares at June 10, 2016) and was entitled to appoint one director to the GoviEx board so long as its share interest in GoviEx remains at 5% or higher. As at December 31, 2017, Denison’s share interest has been diluted to approximately 18.72% due to various share issuances by GoviEx subsequent to closing in which Denison did not participate (see note 10).

Denison has reported the value attributed to the Consideration Warrants and the Concurrent Warrants as a component of “Investments” (see note 9) while the value attributed to the Consideration Shares and the Concurrent Shares is reported within “Investment in Associates” (see note 10). Denison is accounting for its share investment in GoviEx using the equity method.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The details of the net assets of the African Mining Division sold to GoviEx on June 10, 2016 are as follows:

(in thousands, except share amounts)	2017	2016

Consideration received at fair value:
Fair value of 56,050,450 GoviEx Consideration Shares received	$-	$3,954
Fair value of 22,420,180 GoviEx Consideration Warrants received	-	1,162
Transaction costs	(81)	(170)
Consideration received at fair value	$(81)	$4,946

Net assets disposed of at carrying value:
Cash and cash equivalents	$-	$(660)
Prepaid and other current assets	-	(109)
Property, plant and equipment
Plant and equipment	-	(258)
Mineral properties-Mali, Namibia and Zambia	-	(3,427)
Total assets	$-	(4,454)

Accounts payable and accrued liabilities	-	43
Net assets disposed of at carrying value	$-	$(4,411)

Cumulative foreign currency loss translation adjustment realized in income	-	(637)

Loss on disposal of Africa Mining Division	$(81)	$(102)

The fair value of the GoviEx Consideration Shares received was determined using GoviEx’s closing share price on June 10, 2016 of CAD$0.09 per share converted to USD using the June 10, 2016 foreign exchange rate of 0.7839.

The fair value of the GoviEx Consideration Warrants received totaled $1,162,000 or $0.0518 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 0.50%, expected stock price volatility of 151.97%, expected life of 3.0 years and expected dividend yield of nil%. No fair value adjustment has been made for the acceleration clause included in the Consideration Warrants.

The 2017 loss on disposal of $81,000 consists of additional transaction costs incurred by the Company for professional fees related to the GoviEx transaction. The 2016 loss on disposal of $102,000 includes $637,000 of cumulative foreign currency losses recognized as translational foreign exchange losses in the period of disposal.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statement of income (loss) for the Africa Mining Division discontinued operation for 2017 and 2016 is as follows:

(in thousands)	2017	2016

Expenses
Operating expenses	$-	$(64)
Exploration and evaluation	-	(74)
General and administrative	-	(280)
Foreign exchange
Transactional	-	(5,154)
Other income (expense)
Gains on disposal of plant and equipment	-	49
Other	-	(19)
Loss before taxes	-	(5,542)
Income tax recovery (expense)	-	-
Net loss for the period	-	(5,542)
Loss on disposal	(81)	(102)
Loss from discontinued operations	$(81)	$(5,644)

Cash flows for the Africa Mining Division discontinued operation for 2017 and 2016 is as follows:

(in thousands)	2017	2016

Cash inflow (outflow):
Operating activities	$-	$(442)
Investing activities	(81)	(854)
Net cash outflow for the period	$(81)	$(1,296)

Discontinued operation - Mongolia Mining Division

On November 30, 2015, the Company completed its transaction with Uranium Industry a.s (“Uranium Industry”) to sell all of its mining assets and operations located in Mongolia (the “Mongolia Mining Division”) pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the “GSJV Agreement”). The primary assets of the Mongolia Mining Division at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects.

As consideration for the sale per the GSJV Agreement, the Company received cash consideration of $1,250,000 prior to closing and the rights to receive additional contingent consideration of $12,000,000. The contingent consideration is payable as follows:
●
$5,000,000 (the “First Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the exploration licenses in the Mongolia Mining Division (the “First Project”);
●
$5,000,000 (the “Second Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the other exploration licenses held by the Mongolia Mining Division (the “Second Project”);
●
$1,000,000 (the “Third Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the First Project; and
●
$1,000,000 (the “Fourth Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the Second Project.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects triggering the First Contingent Payment and the Second Contingent Payment (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by Uranium Industry was November 16, 2016.

Pursuant to a subsequent extension agreement between Uranium Industry and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, Uranium Industry agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a $100,000 instalment amount towards the balance of the Mining License Receivable amount. The first payment under the Extension Agreement was due on or before January 31, 2017. The required payments were not made and Uranium Industry is now in default of both the GSJV Agreement and the Extension Agreement.

On February 24, 2017, the Company served notice to Uranium Industry that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. On December 12, 2017, the Company filed a Request for Arbitration between the Company and Uranium Industry under the Arbitration Rules of the London Court of International Arbitration (see note 28).

In the third quarter of 2016, Denison recognized the $10,000,000 Mining License Receivable and subsequently impaired it to $nil in the fourth quarter of 2016 in light of the uncertainty regarding collectability. The recognition and subsequent impairment of the Mining License Receivable has been included within the net gain on sale for the Mongolia Mining Division presented within discontinued operations as the adjustments directly relate to the anticipated proceeds realized to date on the sale of the Mongolia Mining Division to Uranium Industry. Accordingly, any subsequent payments realized on the impaired receivable will be recognized within discontinued operations. The production related contingent consideration amounts continue to be fair valued at $nil and will be re-measured at each subsequent reporting date and will also be recognized within discontinued operations should any amounts be received in the future.

6.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Cash	$2,166	$5,159
Cash in MLJV and MWJV	728	1,160
Cash equivalents	4	5,519
	$2,898	$11,838

Cash equivalents consist of various investment savings account instruments and money market funds all of which are readily convertible into cash.

7.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Trade receivables	$3,187	$1,792
Receivables in MLJV and MWJV	511	583
Sales tax receivables	67	18
Sundry receivables	54	10
	$3,819	$2,403

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

8.
INVENTORIES

The inventories balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Uranium concentrates and work-in-progress	$419	$392
Inventory of ore in stockpiles	1,672	1,562
Mine and mill supplies	2,334	1,989
	$4,425	$3,943

Inventories-by duration:
Current	$2,753	$2,381
Long term-ore in stockpiles	1,672	1,562
	$4,425	$3,943

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

9.
INVESTMENTS

The investments balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Investments:
Equity instruments-fair value through profit and loss	$5,846	$3,745
Equity instruments-available for sale	20	15
Debt instruments-fair value through profit and loss	30,136	-
	$36,002	$3,760

Investments-by duration
Current	$30,136	$-
Long-term	5,866	3,760
	$36,002	$3,760

The investments continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$3,760	$7,778
Purchases
Equity instruments	149	215
Debt instruments	29,740	-
Sales
Equity instruments	-	(760)
Debt instruments	(1,967)	(7,763)
Acquisition, divestitures
Receipts from option agreement	-	1,242
Receipts from African Mining Division divestiture	-	1,162
Fair value changes through profit and loss	1,891	1,473
Fair value changes through OCI	4	3
Foreign exchange	2,425	410
Balance-December 31	$36,002	$3,760

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Equity instruments consist of investments in publicly-traded companies. The debt instruments at December 31, 2017 consists of a 5 year redeemable guaranteed investment certificate (“GIC”) with guaranteed early redemption rates of interest ranging between 0.25% and 1.60% per annum.

Investment purchases, sales, impairments and other movements

During 2017, the Company purchased debt instruments, consisting of GIC’s, at a cost of $29,740,000 and it purchased additional equity instruments in Skyharbour Resources Ltd (“Skyharbour”) at a cost of $149,000. During 2016, the Company received GoviEx Consideration Warrants valued at $1,162,000 in connection with the sale of the Africa Mining Division (see note 5) and received shares of Skyharbour valued at $1,242,000 pursuant to an option agreement involving Denison’s Moore Lake property (see note 12). The Company purchased GoviEx Concurrent Warrants at a cost of $215,000 during 2016 (see note 5).

During 2017, the Company sold debt instruments of $1,967,000. During 2016, the Company sold debt instruments of $7,763,000 and sold equity instruments for $760,000.

10.
INVESTMENT IN ASSOCIATES

The investment in associates balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Investment in associates-by investee:
GoviEx	$4,203	$4,692
	$4,203	$4,692

A summary of the investment in GoviEx is as follows:

(in thousands except share amounts)	Number of Common Shares

Balance-December 31, 2015	-	$-
Investment at cost:
Acquisition of Consideration Shares (note 5)	56,050,450	3,954
Purchase of Concurrent Shares (note 5)	9,093,571	285
Share of equity loss	-	(96)
Dilution gain	-	549
Balance-December 31, 2016	65,144,021	$4,692

Share of equity loss	-	(751)
Dilution gain	-	262
Balance-December 31, 2017	65,144,021	$4,203

GoviEx is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. GoviEx maintains a head office located in Canada and is a public company listed on the TSX Venture Exchange. At December 31, 2017, Denison holds an approximate 18.72% interest in GoviEx based on publicly available information (December 31, 2016: 20.68%) and has one director appointed to the GoviEx board of directors. Through the extent of its share ownership interest and its seat on the board of directors, Denison has the ability to exercise significant influence over GoviEx and accordingly, is using the equity method to account for this investment.

The trading price of GoviEx on December 31, 2017 was CAD$0.27 per share which corresponds to a quoted market value of CAD$17,589,000 or $14,020,000 (December 31, 2016: CAD$9,772,000 or $7,278,000) for the Company’s investment in GoviEx common shares.

The following table is a summary of the consolidated financial information of GoviEx on a 100% basis taking into account adjustments made by Denison for equity accounting purposes for fair value adjustments and differences in accounting policy. Denison records its equity investment entries in GoviEx one quarter in arrears (due to the financial information not yet being publicly available), adjusted for any material publicly disclosed share issuance transactions that have occurred. A reconciliation of GoviEx’s summarized information to Denison’s investment carrying value is also included.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

	At December 31	At December 31
(in thousands)	2017	2016

Total current assets	$6,978	$4,480
Total non-current assets	24,530	23,937
Total current liabilities	(7,792)	(7,220)
Total non-current liabilities	(112)	(503)
Total net assets	$23,604	$20,694

Year Ended		6 Months Ended
December 31,2017		December 31,2016

Revenue	$-	$-
Net loss	(3,632)	(392)
Comprehensive loss	$(3,632)	$(392)

Reconciliation of GoviEx net assets to Denison investment carrying value
Net assets of GoviEx – opening / at acquisition (1)	$20,694	$17,240
Share issue proceeds	5,796	3,440
Contributed surplus change	-	95
Share-based payment reserve change	746	311
Net loss	(3,632)	(392)
Net assets of GoviEx – closing	$23,604	$20,694
Denison ownership interest	18.72%	20.68%
Denison share of net assets of GoviEx	4,419	4,280
Other adjustments	(216)	412
Investment in GoviEx	$4,203	$4,692

(1)
The opening net assets of GoviEx at acquisition is based on available June 30, 2016 financial information.

11.
RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Cash and cash equivalents	$2,431	$277
Investments	7,281	2,037
	$9,712	$2,314

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$2,431	$2,213
Letters of credit facility pledged assets	7,174	-
Letters of credit additional collateral	107	101
	$9,712	$2,314

At December 31, 2017, cash equivalents consist of 30 day term deposits while investments consist of guaranteed investment certificates.

Elliot Lake reclamation trust fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds in

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

the reclamation trust fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this reclamation trust fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2017, the Company deposited an additional $693,000 (CAD$917,000) into the Elliot Lake reclamation trust fund and withdrew $668,000 (CAD$873,000). In 2016, the Company deposited an additional $555,000 (CAD$762,000) into the Elliot Lake reclamation trust fund and withdrew $472,000 (CAD$622,000).

Letters of credit facility pledged assets

In 2017, the Company deposited CAD$9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 13, 15 and 16).

Letters of credit additional collateral

In 2016, the Company deposited CAD$135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 15 and 16).

12.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Plant and equipment:
Cost	$77,128	$72,601
Construction-in-progress	5,121	4,821
Accumulated depreciation	(16,353)	(12,609)
Net book value	$65,896	$64,813

Mineral properties:
Cost	$132,767	$123,340
Accumulated amortization	(183)	(171)
Net book value	$132,584	$123,169

Net book value	$198,480	$187,982

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value

Plant and equipment:
Balance-January 1, 2016	$77,258	$(11,640)	$65,618
Additions	536	-	536
Amortization	-	(140)	(140)
Asset divestitures (note 5)	(1,358)	1,100	(258)
Depreciation (note 22)	-	(2,812)	(2,812)
Disposals	(1,231)	1,063	(168)
Impairment	(67)	-	(67)
Reclamation adjustment (note 15)	(90)	140	50
Foreign exchange	2,374	(320)	2,054
Balance-December 31, 2016	$77,422	$(12,609)	$64,813

Additions	197	-	197
Amortization	-	(146)	(146)
Depreciation (note 22)	-	(3,357)	(3,357)
Disposals	(631)	615	(16)
Reclamation adjustment (note 15)	(169)	149	(20)
Foreign exchange	5,430	(1,005)	4,425
Balance-December 31, 2017	$82,249	$(16,353)	$65,896

The mineral property continuity summary is as follows:

		Accumulated	Net
(in thousands)	Cost	Amortization	Book Value

Mineral properties:
Balance-January 1, 2016	$122,797	$(165)	$122,632
Additions	3,586	-	3,586
Asset divestitures (note 5)	(3,427)	-	(3,427)
Impairment	(2,253)	-	(2,253)
Recoveries	(1,242)	-	(1,242)
Foreign exchange	3,879	(6)	3,873
Balance-December 31, 2016	$123,340	$(171)	$123,169

Additions	639	-	639
Impairment reversal	246	-	246
Recoveries	(149)	-	(149)
Foreign exchange	8,691	(12)	8,679
Balance-December 31, 2017	$132,767	$(183)	$132,584

Plant and Equipment

Canada Mining Segment

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

In March 2014, the first ore from the Cigar Lake mine was received at the mill. In September 2014, after being on stand-by since August 2010, milling activities were restarted at the McClean Lake mill and uranium packaging began in October 2014 and has continued during 2015, 2016 and 2017.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

During 2016, the Company recorded an impairment charge of $67,000 associated with the planned decommissioning and disposal of certain of its mining and milling assets at the McClean Lake site.

Environmental Services Segment

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in exploration and evaluation projects located in Canada which are held directly or through option or various contractual agreements.

Canada Mining Segment

As at December 31, 2017, the Company’s mineral property interests in Canada with significant carrying values are (all of the properties below are located in Saskatchewan):

a)
McClean Lake - the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits);
b)
Midwest - the Company has a 25.17% interest in the project (includes the Midwest and Midwest A deposits);
c)
Wheeler River - the Company has a 63.3% interest in the project (includes the Phoenix and Gryphon deposits);
d)
Waterbury Lake - the Company has a 64.22% interest in the project (includes the J Zone deposit) and also has a 2.0% net smelter return royalty on the portion of the project it does not own;
e)
Johnston Lake – the Company has a 100% interest in the project;
f)
Mann Lake - the Company has a 30% interest in the project; and
g)
Wolly - the Company has a 21.89% interest in the project.

Wheeler River

On January 10, 2017, Denison executed an agreement with the partners of the WRJV that will result in Denison having the potential to increase its ownership in the WRJV from 60% up to approximately 66% by the end of fiscal 2018. Under the terms of the agreement, the partners have agreed to allow for a one-time election by Cameco Corp. (“Cameco”) to fund 50% of its ordinary 30% share of the WRJV expenses for fiscal 2017 and 2018. The shortfall in Cameco’s contribution will be funded by Denison in exchange for a transfer of a portion of Cameco’s interest in the WRJV. Accordingly, Denison’s share of the WRJV expenses were 75% in fiscal 2017 and will be 75% in fiscal 2018.

Under the terms of the above agreement, Denison increased its interest in the WRJV from 60% to 63.3% in 2017 by spending CAD$9,909,000 on WRJV expenses.

Waterbury Lake

In 2016, the Company increased its interest in the Waterbury Lake property from 61.55% to 63.01% and further increased it again in 2017 to 64.22% under the terms of the dilution provisions in the agreements governing the project (see note 24).

Moon Lake South

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project located in the Athabasca Basin in Saskatchewan. Under the terms of the option, Denison can earn an initial 51% interest in the project by spending CAD$200,000 by December 31, 2017 and it can increase its interest to 75% by spending an additional CAD$500,000 by December 31, 2020. As at December 31, 2017, the Company has spent CAD$551,000 under the option and has earned a 51% interest in the project.

Moore Lake

In June 2016, the Company recognized an impairment charge of $2,174,000 based on the terms of an announced agreement to option its 100% interest in the Moore Lake property to Skyharbour Resources Ltd (“Skyharbour”) in exchange for cash, stock and exploration spending commitments. The remaining recoverable amount for the property was estimated to be CAD$1,700,000 and was based on a market-based fair value less costs of disposal assessment of the share and cash consideration to be received by the Company under the terms of the option.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

While the fair value of the share consideration to be received was determined from observable inputs, the fair value of the cash consideration was not and, as such, management classified the fair value determination within Level 2 of the fair value hierarchy.

In August 2016, the Company closed the option agreement with Skyharbour. On closing, Denison received 4,500,000 common shares of Skyharbour and recognized a recovery of $1,242,000 (CAD$1,620,000). To complete the option, Skyharbour is required to make staged cash payments of CAD$500,000 in aggregate over the next five years and spend CAD$3,500,000 in exploration expenditures on the property over the same five year period.

In April 2017, Denison received CAD$200,000 of cash consideration from Skyharbour under the terms of the option agreement and a recovery of $149,000 was recognized.

In June 2017, the Company recognized an impairment reversal of $246,000 for Moore Lake based on an update of the estimated recoverable amount remaining to be received under the option agreement.

Under the terms of the option agreement, Denison also maintains various back-in rights to re-acquire a 51% interest in the Moore Lake property and is entitled to nominate a member to Skyharbour’s Board of Directors as long as Denison maintains a minimum ownership position of 5%. As at December 31, 2017, Denison’s ownership interest in Skyharbour is approximately 10.00% (December 31, 2016: 11.35%).

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property, located in the southwestern portion of the Athabasca Basin region in northern Saskatchewan, from ALX Uranium Corp (“ALX”).

Under the terms of the agreement, Denison issued 7,500,000 common shares with a value of $2,854,000 (CAD$3,825,000) in exchange for an immediate 80% interest in the property. ALX retained a 20% interest in the property and Denison has agreed to fund ALX’s share of the first CAD$12,000,000 in expenditures. Denison has also agreed to a work commitment of CAD$3,000,000 over 3 years – should Denison not meet this commitment, Denison’s interest in the property will decrease from 80% to 75% and ALX’s interest will increase from 20% to 25%.

In November 2016, Denison also purchased the Coppin Lake property from Areva Resources Canada Inc (now known as Orano Canada Inc.) and UEX Corporation for cash payments of $26,000 (CAD$35,000) and a 1.5% net smelter royalty. Under the terms of the Hook Carter agreement, Denison and ALX have elected to have these claims form part of the Hook Carter property and ALX’s interest in these claims will be the same as its interest in Hook Carter.

As at December 31, 2017, the Company has spent CAD$2,108,000 towards the 3 year work commitment.

Other Properties

In 2016, due to the Company’s intention to let claims on one of its Canadian properties lapse in the normal course and to not carry out the required exploration programs or make deficiency deposit payments needed to maintain the claims, the Company has recognized impairment charges of $79,000 to reduce the carrying value of the property to $nil. The $nil recoverable amount of the property is based on a market-based fair value less costs of disposal assessment using unobservable inputs and, as such, it is classified within Level 3 of the fair value hierarchy.

Africa Mining Segment - Mali, Namibia and Zambia

Prior to June 2016, the Company had mineral property interests in Africa which included a 100% interest in the Falea project in Mali, a 90% interest in the Dome project in Namibia and a 100% interest in the Mutanga project in Zambia.

In June 2016, the Company divested its mineral property assets in Africa as part of the sale of the Africa Mining Division to GoviEx (see note 5).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Asia Mining Segment - Mongolia

Prior to November 2015, the Company had an 85% interest in and was the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia (which included the Hairhan and Haraat deposits and the Hairhan, Haraat, Gurvan Saihan and Ulzit exploration licenses).

In November 2015, the Company divested its mineral property assets in Mongolia as part of the sale of the Mongolia Mining Division to Uranium Industry (see note 5).

13. DEFERRED REVENUE

The deferred revenue balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Deferred revenue – toll milling	$29,679	$-
	$29,679	$-

Deferred revenue-by balance sheet presentation:
Current	$2,498	$-
Non-current	27,181	-
	$29,679	$-

The deferred revenue liability continuity summary is as follows:

(in thousands)	2017

Balance-January 1	$-
Proceeds of APG Arrangement, net
Upfront proceeds	32,860
Less: toll milling cash receipts from July 1, 2016 to January 31, 2017	(2,659)
Revenue earned during the period	(2,114)
Foreign exchange	1,592
Balance-December 31	$29,679

Arrangement with Anglo Pacific Group PLC

On February 13, 2017, Denison closed an arrangement with APG under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000) in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards.

The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The Company has reflected payments made to APG of $2,659,000 (CAD$3,520,000), representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received and has reduced the initial deferred revenue balance to $30,201,000 (CAD$39,980,000) at the transaction date.

The Company’s share of toll milling revenue for January 2017, prior to the closing of the transaction with APG, of $444,000 has been recognized as toll milling revenue in the quarter ending March 31, 2017. Following the closing of the APG Arrangement, the Company recognized $2,114,000 in additional toll milling revenue from the draw-down of deferred revenue, based on the receipt of CAD$4,770,000 in toll milling cash receipts.

In connection with the closing of the APG Arrangement, Denison reimbursed APG for $100,000 in due diligence costs and granted 1,673,077 share purchase warrants to APG in satisfaction of a $333,000 (CAD$435,000) arrangement fee payable. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 0.91%, expected stock price volatility of 51.47%, expected life of 3.0 years and expected dividend yield of nil$. The warrants have an exercise price of CAD$1.27 per share

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

and will be exercisable for a period of 3 years from the date of closing of the financing (see note 19). In addition, the terms of the 2016 BNS Letters of Credit Facility between BNS and Denison were amended to reflect certain changes required to facilitate an Intercreditor Agreement between APG, BNS and Denison (see note 16).

14. POST-EMPLOYMENT BENEFITS

The Company provides post-employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post-employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies, but does not include pensions. No post-employment benefits are provided to employees outside the employee group referenced above. The post-employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2016. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the most recent valuation are listed below:

●
Discount rate of 3.10%;
●
Medical cost increase trend rates of 7.00% per year in 2017, grading down by 0.125% per year to 4.625% in 2036 and using a rate at 4.00% per year thereafter; and
●
Dental cost increase trend rates of 4.00% per year for ten years, followed by 3.50% for the next ten years and 3.00% per year thereafter.

The post-employment benefits balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Accrued benefit obligation	$1,886	$1,832
	$1,886	$1,832

Post-employment benefits -by duration:
Current	$199	$186
Non-current	1,687	1,646
	$1,886	$1,832

The post-employment benefits continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$1,832	$2,389
Accretion	57	82
Benefits paid	(130)	(137)
Experience loss (gain) adjustment	-	(580)
Foreign exchange	127	78
Balance-December 31	$1,886	$1,832

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

15. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Reclamation obligations -by location:
Elliot Lake	$13,368	$12,470
McClean and Midwest Joint Ventures	9,339	8,479
Other	17	16
	$22,724	$20,965

Reclamation obligations -by duration:
Current	$653	$810
Non-current	22,071	20,155
	$22,724	$20,965

The reclamation obligations continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$20,965	$19,460
Accretion	999	903
Expenditures incurred	(754)	(502)
Liability adjustments-income statement (note 22)	56	461
Liability adjustments-balance sheet (note 12)	(20)	50
Foreign exchange	1,478	593
Balance-December 31	$22,724	$20,965

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission (“CNSC”). The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 4.62% (2016: 4.61%). As at December 31, 2017, the undiscounted amount of estimated future reclamation costs, in current year dollars, is $26,147,000 (CAD$32,803,000) (December 31, 2016: $24,254,000 (CAD$32,564,000)). Revisions to the reclamation liability for Elliot Lake are recognized in the income statement as there is no net reclamation asset associated with this site.

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 11).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 4.62% (2016: 4.61%). As at December 31, 2017, the undiscounted amount of estimated future reclamation costs, in current year dollars, is $18,182,000 (CAD$22,810,000) (December 31, 2016: $16,774,000 (CAD$22,522,000)). The majority of the reclamation costs are expected to be incurred between 2037 and 2055.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan. As at December 31, 2017, the Company has in place irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of the Environment, totalling CAD$24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER LIABILITIES

The other liabilities balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Debt obligations	$-	$276
Unamortized fair value of toll milling contracts	-	674
Flow-through share premium obligation (note 18)	3,057	1,803
	$3,057	$2,753

Other liabilities-by duration:
Current	$3,057	$2,123
Non-current	-	630
	$3,057	$2,753

The debt obligations continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$276	$300
New issuances	-	312
Repayments	(282)	(348)
Foreign exchange	6	12
Balance-December 31	$-	$276

Unamortized fair values of toll milling contracts are amortized to revenue on a pro-rata basis over the estimated volume of the applicable contract. In February 2017, in conjunction with the APG Arrangement, the Company extinguished the remaining unamortized fair value of its toll milling contract liabilities and recognized a gain of $679,000 as a component of “Other income (expense)” – see note 22.

Letters of Credit Facility

In 2017, the Company had a facility in place with the Bank of Nova Scotia for credit of up to CAD$24,000,000 with a one year term and a maturity date of January 31, 2018 (the “2017 facility”). Use of the 2017 facility is restricted to non-financial letters of credit in support of reclamation obligations.

The 2017 facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a pledge of CAD$9,000,000 in restricted cash and investments as collateral for the facility (see note 11). As additional security for the 2017 facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects subject to an allowance to sell the Cigar Lake toll milling revenue stream. The 2017 facility is subject to letter of credit fees of 2.40% (0.40% on the first CAD$9,000,000) and standby fees of 0.75%.

At December 31, 2017, the Company was in compliance with its 2017 facility covenants and CAD$24,000,000 of the 2017 facility was being utilized as collateral for certain letters of credit (December 31, 2016 - CAD$24,000,000). During 2017 and 2016, the Company incurred letter of credit and standby fees of $317,000 and $363,000, respectively.

The Company has entered into an agreement with the Bank of Nova Scotia to amend the terms of the 2017 facility to extend the maturity date to January 31, 2019 (see note 28).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

17. INCOME TAXES

The income tax recovery balance from continuing operations consists of:

(in thousands)	2017	2016

Deferred income tax:
Origination of temporary differences	$1,211	$922
Tax benefit-previously unrecognized tax assets	2,482	3,016
Prior year over (under) provision	(55)	17
	3,638	3,955
Income tax recovery	$3,638	$3,955

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2017	2016

Loss before taxes from continuing operations	$(17,725)	$(15,654)
Combined Canadian tax rate	26.50%	26.50%
Income tax recovery at combined rate	4,697	4,148

Difference in tax rates	1,531	9,679
Non-deductible amounts	(1,624)	(6,523)
Allowable capital loss on disposal of subsidiary	-	1,397
Non-taxable amounts	1,377	1,381
Previously unrecognized deferred tax assets (1)	2,482	3,016
Renunciation of tax attributes-flow through shares	(2,187)	(667)
Change in deferred tax assets not recognized	(2,811)	(8,618)
Prior year over (under) provision	(55)	17
Other	228	125
Income tax recovery	$3,638	$3,955

(1)
The Company has recognized certain previously unrecognized Canadian tax assets in 2017 and 2016 as a result of the renunciation of certain tax benefits to subscribers pursuant to its May 2016 CAD$12,405,000 and May 2015 CAD$15,000,000 flow-through share offerings.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

	At December 31	At December 31
(in thousands)	2017	2016

Deferred income tax assets:
Property, plant and equipment, net	$779	$662
Post-employment benefits	492	480
Reclamation obligations	6,613	6,120
Other liabilities	-	177
Tax loss carry forwards	9,340	8,781
Other	5,700	4,530
Deferred income tax assets-gross	22,924	20,750
Set-off against deferred income tax liabilities	(22,924)	(20,750)
Deferred income tax assets-per balance sheet	$-	$-

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax liabilities:
Inventory	$(591)	$(554)
Investments	(519)	(274)
Investments in associates	11	(60)
Property, plant and equipment, net	(35,106)	(33,949)
Other	(901)	(934)
Deferred income tax liabilities-gross	(37,106)	(35,771)
Set-off of deferred income tax assets	22,924	20,750
Deferred income tax liabilities-per balance sheet	$(14,182)	$(15,021)

The deferred income tax liability continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$(15,021)	$(16,465)
Recognized in income (loss)	3,638	3,955
Recognized in comprehensive income (loss)	-	(152)
Recognized in other liabilities (flow-through shares)	(1,828)	(1,836)
Other, including foreign exchange gain (loss)	(971)	(523)
Balance-December 31	$(14,182)	$(15,021)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	At December 31	At December 31
(in thousands)	2017	2016

Deferred income tax assets not recognized
Investments	$-	$-
Property, plant and equipment	6,753	4,974
Tax losses – capital	53,217	27,544
Tax losses – operating	21,944	19,833
Tax credits	897	860
Other deductible temporary differences	658	582
Deferred income tax assets not recognized	$83,469	$53,793

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

	Expiry	At December 31	At December 31
(in thousands)	Date	2017	2016

Tax losses - gross
Canada	2025-2037	$117,210	$107,337
Tax losses - gross		117,210	107,337
Tax benefit at tax rate of 25% - 27%		31,284	28,614
Set-off against deferred tax liabilities		(9,340)	(8,781)
Total tax loss assets not recognized		$21,944	$19,833

Tax credits
Canada	2025-2035	897	860
Total tax credit assets not recognized		$897	$860

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

18. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares

Balance-January 1, 2016	518,438,669	$1,130,779
Issued for cash:
Share issue proceeds	15,127,805	9,444
Share issue costs	-	(603)
Acquisition of Hook Carter (note 12)	7,500,000	2,854
Flow-through share premium liability	-	(1,843)
Share cancellations	(344,109)	-
	22,283,696	9,852
Balance-December 31, 2016	540,722,365	$1,140,631

Issued for cash:
Share issue proceeds	18,337,000	14,806
Share issue costs	-	(851)
Share option exercises	128,873	70
Share option exercises-fair value adjustment	-	110
Flow-through share premium liability	-	(2,839)
Share cancellations	(5,029)	-
	18,460,844	11,296
Balance-December 31, 2017	559,183,209	$1,151,927

New Issues

In May 2016, the Company completed a private placement of 15,127,805 flow-through common shares at a price of CAD$0.82 per share for gross proceeds of $9,444,000 (CAD$12,405,000). The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2016. The related flow-through share premium liability is included as a component of other liabilities on the balance sheet at December 31, 2016 and was extinguished during 2017 (see note 16).

In March 2017, Denison completed a private placement of 18,337,000 shares of Denison for gross proceeds of $14,806,000 (CAD$20,000,290). The aggregate share offering was comprised of the following three elements: (1) a “Common Share” offering which consisted of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a “Tranche A Flow-Through” offering which consisted of 8,482,000 flow-through shares at a price of CAD$1.12 per share for gross proceeds of CAD$9,499,840; and (3) a “Tranche B Flow-Through” offering which consisted of 4,065,000 flow-through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The income tax benefits of the flow-through elements of this issue were renounced to subscribers with an effective date of December 31, 2017. The related flow-through share premium liabilities are included as a component of other liabilities on the balance sheet at December 31, 2017 and will be extinguished during 2018 when the tax benefit is renounced to the shareholders (see note 16).

Acquisition Related Issues

In November 2016, the Company issued 7,500,000 shares at a value of $2,854,000 (CAD$3,825,000) to acquire an 80% interest in the Hook Carter property (see note 12).

Share Cancellations

In June 2016, 147,481 shares were cancelled in connection with the June 2014 acquisition of International Enexco Limited (“IEC”). IEC shareholders were entitled to exchange their IEC shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In June 2016, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

In December 2016, 196,628 shares were cancelled in connection with the December 2006 acquisition of Denison Mines Inc (“DMI”). DMI shareholders were entitled to exchange their DMI shares for shares of Denison according to the share exchange ratio established for the acquisition. In December 2016, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

In January 2017, 5,029 shares were cancelled in connection with the January 2014 acquisition of the minority interest of Rockgate Capital Corp (“RCC”). RCC shareholders were entitled to exchange their RCC shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In January 2017, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2017, the Company estimates that it has satisfied its obligation to spend CAD$12,405,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2016. The Company renounced the income tax benefits of this issue in February 2017, with an effective date of renunciation to its subscribers of December 31, 2016. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery in 2017 (see note 17).

As at December 31, 2017, the Company estimates that it incurred CAD$1,976,000 of expenditures towards its obligation to spend CAD$9,499,840 on eligible exploration expenditures as a result of the issuance of Tranche A flow-through shares in March 2017.

As at December 31, 2017, the Company has not incurred any expenditures towards its obligation to spend CAD$4,999,950 on eligible exploration expenditures as a result of the issuance of Tranche B flow-through shares in March 2017.

19. SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands except share amounts)	Share (CAD$)	Issuable	Amount

Balance-December 31, 2016	$-	-	$-

February 2017 warrants issued	1.27	1,673,077	333
Balance-December 31, 2017	$1.27	1,673,077	$333

The February 2017 warrants were issued in conjunction with the APG Arrangement (see note 13) and expire on February 14, 2020.

20. STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at December 31, 2017, an aggregate of 19,209,350 options have been granted (less cancellations) since the Plan’s inception in 1997.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to 24 months.

A continuity summary of the stock options of the Company granted under the Plan for 2017 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD$)

Stock options outstanding - beginning of period	6,938,179	$1.06
Granted	6,459,400	0.85
Exercises (1)	(128,873)	0.70
Expiries	(1,300,556)	1.19
Forfeitures	(168,500)	0.71
Stock options outstanding - end of period	11,799,650	$0.94
Stock options exercisable - end of period	4,486,625	$1.12

(1)
The weighted average share price at the date of exercise was CAD$0.75.

A summary of the Company’s stock options outstanding at December 31, 2017 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD$)	(Years)	Shares	(CAD$)

Stock options outstanding
$ 0.50 to $ 0.99	3.90	8,789,650	$0.79
$ 1.00 to $ 1.19	2.19	1,265,000	1.09
$ 1.20 to $ 1.39	0.20	827,000	1.30
$ 1.40 to $ 1.99	1.18	918,000	1.82
Stock options outstanding - end of period	3.25	11,799,650	$0.94

Options outstanding at December 31, 2017 expire between March 2018 and March 2022.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

	2017	2016

Risk-free interest rate	0.11% - 1.44%	0.57% - 0.69%
Expected stock price volatility	47.02% - 47.77%	43.07% - 43.98%
Expected life	3.4 to 3.5 years	3.4 to 3.6 years
Estimated forfeiture rate	2.94% - 4.14%	3.46% - 3.97%
Expected dividend yield	–	–
Fair value per share under options granted	CAD$0.21 - CAD$0.29	CAD$0.21 - CAD$0.22

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $969,000 for 2017 and $341,000 for 2016. At December 31, 2017, an additional $507,000 in stock-based compensation expense remains to be recognized up until March 2019.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

21.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Cumulative foreign currency translation	$(48,454)	$(61,371)
Unamortized experience gain – post employment liability
Gross	786	786
Tax effect	(208)	(208)
Unrealized gains on investments
Gross	11	7
	$(47,865)	$(60,786)

22. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses for continuing operations are as follows:

(in thousands)	2017	2016

Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(813)	$(689)
Milling, conversion expense	(2,993)	(2,414)
Less absorption:
-Mineral properties	39	39
Cost of services	(6,528)	(6,957)
Inventory-non cash adjustments	(119)	-
Cost of goods and services sold	(10,414)	(10,021)
Reclamation asset amortization	(146)	(140)
Reclamation liability adjustments (note 15)	(56)	(461)
Operating expenses	$(10,616)	$(10,622)

The components of other income (expense) for continuing operations are as follows:

(in thousands)	2017	2016

Gains (losses) on:
Disposal of property, plant and equipment	$21	$(162)
Investment fair value through profit (loss)	1,891	1,473
Extinguishment of toll milling contract liability (note 16)	679	-
Other	(381)	(405)
Other income (expense)	$2,210	$906

The components of finance income (expense) for continuing operations are as follows:

(in thousands)	2017	2016

Interest income	$203	$177
Interest expense	(5)	(3)
Accretion expense-reclamation obligations	(999)	(903)
Accretion expense-post-employment benefits	(57)	(82)
Finance expense	$(858)	$(811)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

(in thousands)	2017	2016

Continuing operations:
Operating expenses:
Mining, other development expense	$(5)	$(13)
Milling, conversion expense	(2,989)	(2,411)
Cost of services	(234)	(268)
Exploration and evaluation	(95)	(60)
General and administrative	(34)	(34)
Discontinued operations	-	(26)
Depreciation expense-gross	$(3,357)	$(2,812)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

(in thousands)	2017	2016

Continuing operations:
Salaries and short-term employee benefits	$(6,229)	$(6,200)
Share-based compensation	(969)	(341)
Termination benefits	(20)	(46)
Discontinued operations	-	(269)
Employee benefits expense-gross	$(7,218)	$(6,856)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

(in thousands)	2017	2016

Change in non-cash working capital items:
Trade and other receivables	$(1,251)	$2,519
Inventories	(312)	(67)
Prepaid expenses and other assets	(82)	13
Accounts payable and accrued liabilities	495	(724)
Change in non-cash working capital items	$(1,150)	$1,741

The supplemental cash flow disclosure required for the consolidated statements of cash flows is as follows:

(in thousands)	2017	2016

Supplemental cash flow disclosure:
Interest paid	$(5)	(3)
Income taxes paid	-	-

23. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment has historically been further subdivided into geographic regions, being Canada, Africa and Asia, and includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Africa and Asia Mining segments were disposed of in 2016 and 2015 respectively and are reported under discontinued operations in the tables below (see note 5). The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income has been included with general corporate expenses due to the shared infrastructure between the two activities.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2017, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	2,558	7,130	1,397	11,085	-

Expenses:
Operating expenses	(4,088)	(6,357)	(171)	(10,616)	-
Exploration and evaluation	(12,834)	-	-	(12,834)	-
General and administrative	(12)	-	(5,846)	(5,858)	-
Impairment reversal (note 12)	246	-	-	246	-
	(16,688)	(6,357)	(6,017)	(29,062)	-
Segment income (loss)	(14,130)	773	(4,620)	(17,977)	-

Revenues – supplemental:
Environmental services	-	7,130	-	7,130	-
Management fees	-	-	1,397	1,397	-
Toll milling services	444	-	-	444	-
Toll milling services – deferred revenue	2,114	-	-	2,114	-
	2,558	7,130	1,397	11,085	-

Capital additions:
Property, plant and equipment	797	39	-	836	-

Long-lived assets:
Plant and equipment
Cost	78,560	3,455	234	82,249	-
Accumulated depreciation	(14,070)	(2,172)	(111)	(16,353)	-
Mineral properties	132,584	-	-	132,584	-
	197,074	1,283	123	198,480	-

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	4,598	7,751	1,484	13,833	-

Expenses:
Operating expenses	(3,665)	(6,669)	(288)	(10,622)	(64)
Exploration and evaluation	(11,196)	-	-	(11,196)	(74)
General and administrative	(17)	-	(4,403)	(4,420)	(280)
Impairment expense (note 12)	(2,320)	-	-	(2,320)	-
	(17,198)	(6,669)	(4,691)	(28,558)	(418)
Segment income (loss)	(12,600)	1,082	(3,207)	(14,725)	(418)

Revenues – supplemental:
Environmental services	-	7,751	-	7,751	-
Management fees	-	-	1,484	1,484	-
Toll milling services	4,598	-	-	4,598	-
	4,598	7,751	1,484	13,833	-

Capital additions:
Property, plant and equipment	3,909	135	-	4,044	78

Long-lived assets:
Plant and equipment
Cost	73,942	3,261	219	77,422	-
Accumulated depreciation	(10,680)	(1,858)	(71)	(12,609)	-
Mineral properties	123,169	-	-	123,169	-
	186,431	1,403	148	187,982	-

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During 2017, one customer from the corporate and other segment, one customer from the DES segment and one customer from the mining segment accounted for approximately 84% of total revenues consisting of 12%, 23% and 49% individually. During 2016, one customer from the corporate and other segment, one customer from the DES segment and one customer from the mining segment accounted for approximately 83% of total revenues consisting of 11%, 39% and 33% individually.

24.
RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC that was renewed in 2016 with an effective start date of April 1, 2016 and a term of three years. Under the current agreement, Denison receives the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following transactions were incurred with UPC for the periods noted:

(in thousands)	2017	2016

Management fees:
Base and variable fees	$1,108	$1,291
Discretionary fees	-	77
Commission fees	289	116
	$1,397	$1,484

At December 31, 2017, accounts receivable includes $383,000 (December 31, 2016: $160,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

In connection with KEPCO’s investment in Denison in June 2009, KEPCO and Denison were parties to a strategic relationship agreement. In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly-owned subsidiary, KHNP. In September 2017, Denison and KHNP’s affiliate entered into an amended and restated strategic relationship agreement, in large part providing KHNP’s affiliate with the same same rights as those previously given to KEPCO under the prior agreement, including entitling KHNP’s affiliate to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2017, KEPCO, through its subsidiaries, including KHNP, holds 58,284,000 shares of Denison representing a share interest of approximately 10.42%.

KHNP, through its subsidiaries, is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property. At December 31, 2017, Denison holds a 60% interest in WLUC and a 64.22% interest in WLULP - the other 40% and 35.78% respective interests in these entities is held by KWULP. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest or be diluted accordingly. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (“Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate CAD$10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments in December 2016 and January 2018, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate CAD$15,000,000 up to December 31, 2018.

In 2016, Denison funded 100% of the approved fiscal 2016 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 61.55% to 63.01% which has been accounted for using an effective date of August 31, 2016. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $589,000.

In 2017, Denison funded 100% of the approved fiscal 2017 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 63.01% to 64.22%, in two steps, which has been accounted for using effective dates of May 31, 2017 and August 31, 2017. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $600,000.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Other

During 2017, the Company incurred investor relations, administrative service fees and other expenses of $147,000 (2016: $140,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2017, an amount of $nil (December 31, 2016: $nil) was due to this company.

During 2017, the Company incurred office expenses of $46,000 (2016: $23,000) with Lundin S.A, a company which provides office and administration services to the executive chairman, other directors and management of Denison. At December 31, 2017, an amount of $nil (December 31, 2016: $6,000) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

(in thousands)	2017	2016

Salaries and short-term employee benefits	$(1,348)	$(1,163)
Share-based compensation	(834)	(262)
Key management personnel compensation	$(2,182)	$(1,425)

25. CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash, cash equivalents, investments in debt instruments and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions and / or business units via a system of cash call requests which are reviewed by the key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company manages its capital by review of the following measure:

	At December 31	At December 31
(in thousands)	2017	2016

Net cash:
Cash and cash equivalents	$2,898	$11,838
Investments in debt instruments (note 9)	30,136	-
Debt obligations-current (note 16)	-	(276)
Net cash	$33,034	$11,562

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)
Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, investments in debt instruments and restricted cash and investments represents its maximum credit exposure.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2017	2016

Cash and cash equivalents	$2,898	$11,838
Trade and other receivables	3,819	2,403
Investments in debt instruments	30,136	-
Restricted cash and investments	9,712	2,314
	$46,565	$16,555

The Company limits cash and cash equivalents, investment in debt instruments and restricted cash and investment risk by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade and other receivables balance relates to a small number of customers whom have established credit worthiness with the Company through past dealings.

(b)
Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, its financial covenants and its access to credit and capital markets, if required.

The maturities of the Company’s financial liabilities at December 31, 2017 are as follows:

(in thousands)	Within 1 Year	1 to 5 Years

Accounts payable and accrued liabilities	$4,588	$-
	$4,588	$-

(c)
Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. With the disposal of the Mongolian and African Mining Divisions in 2015 and 2016 respectively, the Company’s foreign exchange risk has decreased as the number of functional currencies in which it operates has also decreased. As at December 31, 2017, the Company predominantly operates in Canada and incurs the majority of its operating and capital costs in Canadian dollars. Some small foreign exchange risk exists from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company but the risk is minimal.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets. The impact of the U.S dollar strengthening or weakening (by 10%) at December 31, 2017 against the Company’s foreign currencies, with all other variables held constant, is as follows:

	Dec.31’2017	Sensitivity
	Foreign	Foreign	Change in
	Exhange	Exchange	net income
(in thousands except foreign exchange rates)	Rate	Rate	(loss)
Currency risk
Canadian dollar (“CAD”) weakens	1.2545	1.3800	$884
Canadian dollar (“CAD”) strengthens	1.2545	1.1291	$(884)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(d)
Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings, if any, and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)
Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2017:

	Change in	Change in
	net income	Comprehensive
(in thousands)	(loss)	income (loss)

Equity price risk
10% increase in equity prices	$800	802
10% decrease in equity prices	(791)	(793)

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

During 2017, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2017 and December 31, 2016:

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2017	2016
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category D		$2,898	$11,838
Trade and other receivables	Category D		3,819	2,403
Investments
Equity instruments (shares)	Category A	Level 1	2,238	1,228
Equity instruments (warrants)	Category A	Level 2	3,608	2,517
Equity instruments (shares)	Category B	Level 1	20	15
Debt instruments	Category A	Level 1	30,136	-
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,431	2,213
Credit facility pledged assets	Category C		7,174	-
Reclamation letter of credit collateral	Category C		107	101
			$52,431	$20,315

Financial Liabilities:
Account payable and accrued liabilities	Category E		4,588	4,141
Debt obligations	Category E		-	276
			$4,588	$4,417

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

26. COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

On December 12, 2017, the Company filed a Request for Arbitration between the Company and Uranium Industry under the Arbitration Rules of the London Court of International Arbitration (see note 5) in conjunction with the default of Uranium Industry’s obligations under the GSJV and Extension agreements. A response and counterclaim was submitted by Uranium Industry on February 14, 2018. The parties are currently working to appoint a chair of the arbitration panel.

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2017, the Company had: (a) outstanding letters of credit of CAD$24,135,000 for reclamation obligations of which CAD$24,000,000 is collateralized by the Company’s 2017 credit facility (see note 16) and the remainder is collateralized by cash (see note 11); and (b) outstanding performance bonds of CAD$463,000 as security for various contractual performance obligations.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Others

The Company has committed to payments under various operating leases and other commitments. Excluding spending amounts which may be required to maintain the Company’s mineral properties in good standing, the future minimum payments are as follows:

(in thousands)

2018	$188
2019	165
2020	159
2021	155
2022	92
2023 and thereafter	235
$994

27. INTEREST IN OTHER ENTITIES

The significant subsidiaries, associates and joint operations of the Company at December 31, 2017 are listed below.

	Place			2017
	Of	Entity	Ownership	Participating	Accounting
	Business	Type (1)	Interest (2)	Interest (3)	Method (4)
Subsidiaries
Denison Mines Inc.	Canada		100.00%	N/A	Consolidation
Denison AB Holdings Corp.	Canada		100.00%	N/A	Consolidation
Denison Waterbury Corp	Canada		100.00%	N/A	Consolidation
9373721 Canada Inc.	Canada		100.00%	N/A	Consolidation
Denison Mines (Bermuda) I Ltd	Bermuda		100.00%	N/A	Consolidation

Associates
GoviEx Uranium Inc.	Africa		18.72%	N/A	Equity Method

Joint Operations
Waterbury Lake Uranium Corp	Canada	JO-1	60.00%	100%	Voting Share
Waterbury Lake Uranium LP	Canada	JO-1	64.22%	100%	Voting Share
McClean Joint Venture Agreement	Canada	JO-2	22.50%	22.50%	Proportionate Share
Midwest Joint Venture Agreement	Canada	JO-2	25.17%	25.17%	Proportionate Share
Wheeler River	Canada	JO-2	63.30%	75.00%	Proportionate Share
Mann Lake	Canada	JO-2	30.00%	30.00%	Proportionate Share
Wolly	Canada	JO-2	21.89%	Nil%	Proportionate Share

(1)
Joint operations are further subdivided into the following two entity types: JO-1=Joint Operations having joint control as defined by IFRS 11; and JO-2=Joint Operations not having joint control and beyond the scope of IFRS 11;
(2)
Ownership Interest represents Denison’s percentage ownership / voting interest in the entity or contractual arrangement;
(3)
Participating interest represents Denison’s percentage funding contribution to the particular joint operation arrangement. This percentage can differ from voting interest in instances where other parties to the arrangement have carried interests in the arrangement and / or are earning-in or diluting their voting interest in the arrangement; and
(4)
Voting share or proportionate share is where Denison accounts for its share of assets, liabilities, revenues and expenses of the arrangement in relation to its voting interest or participating interest, respectively.

WLUC and WLULP were acquired by Denison as part of the Fission Energy Corp acquisition in April 2013. Denison uses its voting interest to account for its share of assets, liabilities, revenues and expenses for these joint operations. In 2017, Denison funded 100% of the activities in these joint operations pursuant to the terms of an agreement that allows it to approve spending for the WLULP without having the required 75% of the voting interest (see note 24).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

28. SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 19, 2018, the Company entered into an amending agreement with the Bank of Nova Scotia to extend the maturity date and the terms of the 2017 facility (see note 16). Under the 2018 facility amendment, the maturity date has been extended to January 31, 2019. All other terms of the 2018 facility (tangible net worth covenant, pledged cash, investments amounts and security for the facility) remain unchanged from those of the 2017 facility, and the Company continues to have access to credit up to CAD$24,000,000 the use of which is restricted to non-financial letters of credit in support of reclamation obligations (see note 15).

The 2018 facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the first CAD$9,000,000) and 0.75% respectively.